Exhibit 99.1

Nuvini Appoints Alexandre Caramaschi as Strategic Advisor for Artificial Intelligence

Founder of Latin America’s Largest AI Community Joins Nuvini to Accelerate Its AI Strategy

NY, UNITED STATES, June 2, 2026 /EINPresswire.com/ -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer of profitable B2B software companies across Latin America, today announced the appointment of Alexandre Caramaschi as Strategic Advisor for Artificial Intelligence. Mr. Caramaschi is the founder of the largest artificial intelligence (“AI”) community in the region and will help shape Nuvini’s AI strategy across its portfolio.

Mr. Caramaschi is the CEO of Brasil GEO, an initiative focused on algorithmic visibility in AI systems, and former Chief Marketing Officer of Semantix, the Brazilian company that went public on Nasdaq in 2022. He also co-founded AI Brasil, a platform dedicated to strengthening the country’s AI ecosystem. He holds a degree in Computer Science from the Federal University of Viçosa and has complemented his education with executive programs at Stanford, Harvard Extension, and FIA/Tongji. Throughout his career, he has worked at the intersection of technology, market narrative, and growth, helping companies and leadership teams interpret the changes that artificial intelligence is imposing on the competitive landscape.

Pierre Schurmann, Founder and Chief Executive Officer of Nuvini, said, “Alexandre is one of the most influential voices in artificial intelligence in Latin America. His experience building communities, brands, and AI-driven businesses is exactly what we need as we accelerate our AI roadmap and position Nuvini at the forefront of software innovation in the region.”

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business-to-business (B2B) software companies, focused on acquiring profitable, high-growth businesses with strong recurring revenue and cash flow generation.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Except as required by applicable law, Nuvini assumes no obligation to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.

Sofia Toledo

Nvni Group Ltd

ir@nuvini.ai

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